Exhibit (d)

Execution Copy

VOTING AGREEMENT

This voting agreement is entered into as of December 6, 2020 (this “Agreement” (including the exhibits hereto), by and among Saba Capital Management, L.P. (“Saba”), Royce Global Value Trust, Inc. (the “Fund”) and Royce & Associates, LP (Royce & Associates, LP primarily conducts its business under the name Royce Investment Partners (the “Adviser,” together with Saba and the Fund, the “Parties” and individually a “Party”)).

WHEREAS, the Fund is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Adviser serves as the Fund’s adviser pursuant to an investment advisory agreement between the Fund and the Adviser;

WHEREAS, the Fund has scheduled a special meeting of shareholders of the Fund to be held on December 17, 2020 in order to approve a new investment advisory agreement between the Fund and the Adviser (the meeting, “Special Meeting” and the approval, the “New Agreement Approval”); and

WHEREAS, as of the close of business on December 6, 2020, Saba may be deemed to be the beneficial owner (as such term is used in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of, in the aggregate, 1,443,120 shares of common stock of the Fund, $0.001 par value (“Common Shares”), which includes Common Shares held by one or more private funds and accounts managed by Saba (the “Saba Private Funds”) and an open -end management investment company registered under the 1940 Act (the “ETF”) for which Saba serves as a sub-adviser. For the avoidance of doubt, the ETF is not a party to, is not restricted by and is not governed by, the terms of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

Section 1.            Revised Tender Offer by the Fund

1.1         On the basis of the representations, warranties and agreements set forth herein and subject to performance by Saba of its covenants and other obligations hereunder and the other conditions set forth herein:

(a)        The Fund shall amend the terms of its Issuer Tender Offer Statement on Schedule TO filed on October 28, 2020 to reflect a revised tender offer to purchase for cash for up to 50% of its outstanding Common Shares with an expiration date of 11:59 P.M., New York City time on December 21, 2020 (the “Revised Tender Offer”). The Fund shall use its reasonable best efforts to pay for any Common Shares tendered in the Revised Tender Offer on or prior to December 31, 2020.

(b)        The Revised Tender Offer shall not provide for preferential treatment for any shareholders of the Fund. The Revised Tender Offer shall require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more.

(c)        Although the Fund has committed to conduct the Revised Tender Offer under the circumstances set forth above, the Fund will not be required to accept tenders of the Fund’s Common Shares during any period when (i) such transactions, if consummated, would: (A) result in the delisting of the Fund’s shares from the New York Stock Exchange (the “NYSE”) or (B) impair the Fund’s status as a regulated investment company under the Internal Revenue Code of 1986, as amended (which would make the Fund a taxable entity, causing the Fund’s income to be taxed at the fund level in addition to the taxation of shareholders who receive distributions from the Fund); or (ii) there is any (A) legal or regulatory action or proceeding instituted challenging such transaction, (B) suspension of or limitation on prices for trading securities generally on the NYSE or other national securities exchange(s), including the Nasdaq Stock Market and the NYSE MKT LLC or (C) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State. In the event of a delay pursuant to any of clauses (i) or (ii) above, the Fund will provide prompt written notice to Saba together with a detailed analysis of the reason for such delay and reasonable support for such determination. In the event of a delay pursuant to either of clauses (i) or (ii) above, the Fund will commence the Revised Tender Offer as soon as practicable and not later than 20 days after the termination of such delaying event.

(d)        Other than in connection with regularly scheduled distributions under a dividend reinvestment plan, if in effect prior to the date of this Agreement, the Fund shall not issue any Common Shares or any securities exchangeable or convertible into Common Shares prior to the expiration date of the Revised Tender Offer.

1.2         Saba agrees to tender, or cause to be tendered, all of the Common Shares of which Saba or its Affiliates or a Saba Entity is the beneficial owner (as such term is used in Rule 13d-3 under the Exchange Act) in the Revised Tender Offer, including, but not limited to, all of the Common Shares then owned by Saba and the Saba Private Funds and excluding the ETF.

Section 2.            Additional Agreements

2.1         Saba covenants and agrees that during the period from the date of this Agreement through such date that the Fund determines in good faith that it is not possible to conduct the Revised Tender Offer pursuant to Section 1.1(c) (which date shall not include a determination to delay the Revised Tender Offer pursuant to the last sentence of Section 1.1(c) and provided that the Board of Directors of the Fund (the “Board”) shall provide, within one (1) calendar day, written notice to Saba of any such determination not to conduct or delay the Revised Tender Offer) (the “Effective Period”), it will, and will cause its respective principals, directors, general partners, members, officers, employees, agents (acting on Saba’s behalf), affiliated persons (as defined in the 1940 Act and which, for the avoidance of doubt, shall exclude the ETF but shall include (without limitation) any account or other pooled investment vehicle now or in the future managed, advised or sub-advised by Saba or its affiliated persons) and representatives under Saba’s control (all such persons, collectively, the “Saba Entities”), and any other persons controlled by or under common control with Saba, Saba Capital Management GP, LLC or Boaz R. Weinstein (which shall not include the ETF) (such other persons, “Affiliates”) (except, for the avoidance of doubt, the ETF) to:

(a)        appear by proxy or otherwise at the Special Meeting (or at any adjournments or postponements thereof) to be counted as present thereat for purposes of a quorum; and

(b)        except for any action that would be in contravention of this Agreement, vote or cause to be voted at the Special Meeting all of the shares it and the Saba Entities beneficially own as of the record date for such meeting (except, for the avoidance of doubt, for the ETF) (i) in favor of New Agreement Approval and (ii) against any proposal with respect to which the Board recommends a vote against such proposal or any proposal made in opposition to, or in competition or inconsistent with, the recommendation of the Board (including a shareholder proposal submitted to the Fund pursuant to Rule 14a-8 of the Exchange Act or otherwise). For the avoidance of doubt, if Saba lends any Common Shares to any third party, Saba shall recall any such stock loan in advance of the record date for any vote of or consent by the shareholders of the Fund so that Saba shall have full voting rights with respect to all such loaned shares (except for the ETF).

In addition, the covenants set forth in this Section 2.1 shall not be deemed to prevent the voting of any Common Shares held by the ETF proportionately in accordance with the method prescribed in the second clause of Section 12(d)(1)(E)(iii)(aa) of the 1940 Act (“Mirror Voting”) in accordance with the proxy voting policy of the ETF.

2.2         Saba represents and warrants as follows:

(a)        It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)        This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against Saba in accordance with its terms.

(c)        The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any provision of law applicable to it.

(d)        Saba beneficially owns, directly or indirectly, and has the power to vote all the Common Shares as described in the recitals to this Agreement (except for shares of the Saba ETF, which shall be subject to Mirror Voting in accordance with the proxy voting policies presently in place at the ETF), and its ownership of Common Shares has at all times complied with applicable provisions of the 1940 Act.

(e)        As of the date hereof, neither Saba nor any of its Affiliates is a party to any derivative securities, including without limitation any swap or hedging transactions or other derivative agreement, or any securities lending or short sale arrangements, of any nature with respect to the Common Shares

2.3         The Fund and the Adviser each represent and warrant as follows:

(a)        It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)        This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against it in accordance with its terms.

(c)        The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any provision of law applicable to it.

Section 3.             Public Announcement

3.1         No later than one business day following the date of this Agreement, the Fund shall issue one press release announcing the terms of this Agreement and the Fund’s commitment to filing the amended Issuer Tender Offer Statement and undertaking the Revised Tender Offer substantially in the form attached as Exhibit A (the “Fund Press Release”), Saba shall issue one press release substantially in the form attached as Exhibit B (the “Saba Press Release” and, together with the Fund Press Release, the “Press Releases”), and no party shall make any public statement inconsistent with the Press Releases during the Effective Period in connection with the announcement of this Agreement. No party shall issue additional press releases in connection with this Agreement or the actions contemplated hereby without the prior written consent of the other party except as provided below. Nothing in this Agreement shall prevent (a) any Party from taking any action required by any governmental or regulatory authority (except to the extent such requirement arose by discretionary acts by any Party), including without limitation any statements, filings, notices or announcements made in the context of an issuer tender offer conducted under Section 13(e)(1) of, or pursuant to Schedule TO under, the Exchange Act, (b) any Party from making any factual statement that is required in any compelled testimony or production of information, either by legal process, by subpoena or as part of a response to a request for information from any governmental authority with jurisdiction over such Party or as otherwise legally required and (c) subject to Section 6.1 of this Agreement, any Party from communicating privately with their respective investors, prospective investors and governance boards regarding the terms of this Agreement.

3.2         Saba shall promptly prepare and file an amendment to its applicable Schedule 13D filed with the U.S. Securities and Exchange Commission (“SEC”) for the Fund reporting the entry into this Agreement (which will not contain any statement inconsistent with the Press Releases and the Item 4 disclosure set forth therein will be in a form materially consistent with the draft previously provided to the Fund). Saba shall also file a copy of this Agreement or a summary thereof as an exhibit to the Schedule 13D amendment.

3.3         Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that the Fund may not effect a merger, reorganization with another registered investment company for which the Adviser or its affiliates (or with any other funds that are managed or advised by a successor adviser) serves as investment adviser (whether or not the Fund is the surviving company) nor, except as permitted in Section 1.1(d) hereof, issue additional shares at any time before the expiration date of the Revised Tender Offer. The Parties acknowledge and agree that the Fund may merge or reorganize with another registered investment company for which the Adviser or its affiliates (or with any other funds that are managed or advised by a successor adviser) serves as investment adviser (whether or not the Fund is the surviving company) at any time after the expiration date of the Revised Tender Offer. The Fund will ensure that the company surviving any such merger or reorganization with the Fund effects it in a manner that preserves the benefits of this Agreement.

Section 4.            Termination

4.1         Notwithstanding anything herein to the contrary, if the Fund fails to complete the Revised Tender Offer and distribute the proceeds in cash to the participating shareholders before December 31, 2020, this Agreement shall terminate and be of no further force or effect.

4.2         Otherwise, this Agreement shall remain in full force and effect until the earlier of:

(a)         the end of the Effective Period;

(b)         such other date as may be established by mutual written agreement of the Fund, the Adviser and Saba; and

(c)         upon ten (10) business days’ prior written notice by Saba or one of its Affiliates following any such material breach of this Agreement by the Fund if such breach has not been cured within such notice period, provided that Saba is not in material breach of this Agreement at the time such notice is given.

4.3        Sections 5 and 6 will survive the termination of this Agreement. No termination pursuant to Section 4.1 relieves any Party from liability for any breach of this Agreement prior to such termination.

Section 5.            No Disparagement

5.1           The Fund, the Adviser and Saba shall each refrain from making, and shall cause their respective affiliates and its and their respective principals, directors, members, general partners, officers, agents, advisors, and employees not to make or cause to be made any statement or announcement, including in any document or report filed with or furnished to the SEC or through the press, media, analysts or other persons, that constitutes an ad hominem attack on, or otherwise, whether true or false, disparages, defames, slanders, impugns or is reasonably likely to damage the reputation of, (a) in the case of such statements or announcements by Saba: the Fund or any of its affiliates, subsidiaries or advisers (including the Adviser), or any of its or their respective current or former officers, directors or employees (including, without limitation, any statements or announcements regarding the Fund’s strategy, operations, performance, products or services), and (b) in the case of statements or announcements by the Fund, the Adviser: Saba and its Affiliates, subsidiaries or advisors, or any of its or their respective principals, directors, members, general partners, officers, or employees or any person who has served in any such capacity with respect to Saba and Saba’s advisors.

Section 6.             Miscellaneous

6.1         Specific Performance. Each Party hereto hereby acknowledges and agrees that irreparable harm will occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to seek specific performance hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the State of New York, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived. All rights and remedies under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to any Party at law or in equity.

6.2         Jurisdiction; Venue; Waiver of Jury Trial. The Parties hereto hereby irrevocably and unconditionally consent to and submit to the jurisdiction of the state or federal courts in the State of New York for any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, or the transactions contemplated hereby, in the state or federal courts in the State of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the Parties waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement.

6.3         Entire Agreement. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the Parties hereto. This Agreement supersedes all previous negotiations, representations and discussions by the Parties hereto concerning the subject matter hereof, and integrates the whole of all of their agreements and understanding concerning same. No prior oral representations or undertakings concerning the subject matter hereof will operate to amend, supersede, or replace any of the terms or conditions set forth in this Agreement, nor will they be relied upon.

6.4         Section Headings. Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement.

6.5         Notice. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto will be validly given, made or served, if in writing and sent by email, with a copy by personal delivery, certified mail, return receipt requested, or by overnight courier service to:

If to the Fund, to:

Royce Global Value Trust, Inc.

745 Fifth Avenue

New York, New York 10151

Attention: John E. Denneen

Secretary and Chief Legal Officer

Email: jdenneen@royceinvest.com

If to the Adviser, to:

Royce Investment Partners

745 Fifth Avenue

New York, New York 10151

If to Saba, to:

Saba Capital Management, L.P.

405 Lexington Avenue, 58th Floor

New York, NY 10174

Attention: Michael D’Angelo

Email: michael.d’angelo@sabacapital.com

6.6         Severability. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining provisions of this Agreement or affecting the validity or enforceability of any provisions of this Agreement in any other jurisdiction. In addition, the Parties agree to use their reasonable commercial efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any such term, provision, covenant or restriction that is held invalid, void or unenforceable by a court of competent jurisdiction.

6.7         Expenses. All attorneys’ fees, costs and expenses incurred in connection with this Agreement and all matters related hereto will be paid by the party incurring such fees, costs or expenses.

6.8         Governing Law. This Agreement will be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to the conflict of law principles thereof.

6.9         Binding Effect; No Assignment. This Agreement will be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the Parties hereto. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties hereto and those categories of persons specifically enumerated herein, or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. No Party to this Agreement may, directly or indirectly, assign its rights or delegate its obligations hereunder (whether voluntarily, involuntarily, or by operation of law) without the prior written consent of the other Parties. Any such attempted assignment will be null and void.

6.10         Amendments; Waivers. No provision of this Agreement may be amended other than by an instrument in writing signed by the Parties hereto, and no provision hereof may be waived other than by an instrument in writing signed by the Party against whom enforcement is sought.

6.11         Receipt of Adequate Information; No Reliance; Representation by Counsel. Each Party acknowledges that it has received adequate information to enter into this Agreement, that is has not relied on any promise, representation or warranty, express or implied not contained in this Agreement and that it has been represented by counsel in connection with this Agreement. Accordingly, any rule of law or any legal decision that would provide any Party with a defense to the enforcement of the terms of this Agreement against such Party by reason of the foregoing shall have no application and is expressly waived. The provisions of the Agreement shall be interpreted in a reasonable manner to effect the intent of the Parties.

6.12         Counterparts; Electronic Execution. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of an executed signature page of this Agreement by email or other electronic means shall be effective as delivery of a manually executed counterparty hereof.

[Signature Pages Follow]

In Witness Whereof, the Parties hereto have executed this Agreement as of the date first above written.

ROYCE GLOBAL VALUE TRUST, INC.

Name: Christopher D. Clark
Title: President

ROYCE & ASSOCIATES, LP

Name: Christopher D. Clark
Title: Chief Executive Officer

SABA CAPITAL MANAGEMENT, L.P.

Name: Michael D’Angelo
Title: Chief Operating Officer

[Signature Page to Voting Agreement]

EXHIBIT A

ROYCE GLOBAL VALUE TRUST, INC. ANNOUNCES
AMENDED TENDER OFFER TERMS AND VOTING AGREEMENT WITH SABA

NEW YORK—December 7, 2020. Royce Global Value Trust, Inc. (NYSE: RGT) (the “Fund”) today announced that its Board of Directors (the “Board”) has approved amended terms for its previously announced conditional cash tender offer.

The Fund is now offering to purchase for cash up to 50% of its issued and outstanding shares of common stock, par value $0.001 per share, as of October 12, 2020 (the “Shares”) at a price per Share equal to 100% of the Fund’s net asset value per Share as of the close of regular trading on the New York Stock Exchange on the trading day immediately following the expiration date for the offer. The tender offer will now expire at 11:59 p.m. Eastern Time on December 21, 2020, unless extended. None of the other material terms and conditions of the tender offer will change. The Fund will file an amendment to the Schedule TO it previously filed with the U.S. Securities and Exchange Commission (the “SEC”) to reflect the amended terms described herein.

The closing of the tender offer remains contingent on the Fund’s stockholders approving a new investment advisory agreement between the Fund and Royce Investment Partners (“Royce”)1. The Special Meeting of Stockholders of the Fund (the “Meeting”) at which such investment advisory agreement will be considered is currently scheduled to be held on Thursday, December 17, 2020 at 1:00 p.m. Eastern Time. As previously announced, the Meeting will be held in a virtual meeting format and will be accessible solely by means of remote communication.

In connection with the amendment of the tender offer terms, the Fund entered into a voting agreement that covers Saba Capital Management, L.P. and certain of its associated parties (collectively, “Saba”) (the “Agreement”). The Agreement provides, among other things, that Saba will vote its Shares “FOR” the new investment advisory agreement between the Fund and Royce.

The tender offer is being made on the terms, and subject to the conditions, set forth in the Fund’s tender offer statement on Schedule TO, as amended from time to time. Fund stockholders should read all tender offer documents carefully as they contain important information about the tender offer. Fund stockholders can obtain a free copy of the relevant tender offer documents at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Fund’s information agent, toll-free at (877) 456-3442. This press release is not a recommendation, an offer to purchase, or a solicitation of an offer to sell Shares and is not a prospectus, circular, or representation intended for use in the purchase or sale of Shares.

About Royce Global Value Trust, Inc.

Royce Global Value Trust, Inc. is a closed-end diversified management investment company whose Shares are listed and traded on the New York Stock Exchange. The Fund invests in both U.S. and non-U.S. common stocks (generally market caps up to $10 billion).

For further information on The Royce Funds℠, please visit our web site at: www.royceinvest.com.

Forward Looking Statement

This press release is not an offer to purchase nor a solicitation of an offer to sell shares of the Fund. This letter may contain statements regarding plans and expectations for the future that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can sometimes be identified by the use of words such as “plan,” “expect,” “will,” “should,” “could,” “anticipate,” “intend,” “project,” “estimate,” “guidance,” “possible,” “continue” and other similar terms and phrases, although not all forward-looking statements include these words. Such forward-looking statements are based on the current plans and expectations of the Fund, and are subject to risks and uncertainties that could cause actual results, performance and events to differ materially from those described in the forward-looking statements. Additionally, past performance is no guarantee of future results. Additional information concerning such risks and uncertainties are or will be contained in the Fund’s filings with the SEC, including the Fund’s Annual Report to Stockholders on Form N-CSR for the year ended December 31, 2019, the Fund’s Semiannual Report to Stockholders on Form N-CSRS for the six-month period ended June 30, 2020, and subsequent filings with the SEC. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The Fund does not undertake any responsibility to update publicly or revise any forward-looking statement.

Media Contact

Joele Frank, Wilkinson Brimmer Katcher: Lucas Pers 212-355-4449

Important Disclosure Information

1Royce & Associates, LP is a Delaware limited partnership that primarily conducts its business under the name Royce Investment Partners and has served as the Fund’s investment adviser since the Fund’s inception.

EXHIBIT B

Saba Capital Reaches Agreement with Royce Global Value Trust, Inc.
to Tender 50% of its Shares

New York, NY – [DATE] – Saba Capital Management, L.P. and certain associated parties (collectively “Saba”) today announced that it has reached an agreement with Royce Global Value Trust, Inc. (NYSE: RGT) (the “Fund”).

Under the terms of the agreement, the Fund shall amend the terms of its Tender Offer Statement on Schedule TO filed on October 28, 2020 to reflect a revised tender offer to purchase for cash up to 50% of its outstanding common shares at a price per Share equal to 100% of the Fund’s net asset value per Share with an expiration date of 11:59 p.m., New York City time on December 21,

2020 (the “Revised Tender Offer”). The Fund will repurchase shares tendered and accepted in the

Revised Tender Offer in exchange for cash.

About Saba Capital

Saba Capital Management, L.P. is an Investment Adviser based in New York. Launched in 2009, Saba currently manages assets across three core strategies: Credit Relative Value, Tail Hedge and Closed-End Funds.

Contacts
Investors
Leah Jordan
Investor Relations
Leah.Jordan@sabacapital.com

Media
Gasthalter & Co.
Jonathan Gasthalter/Amanda Klein
212-257-4170